BELLACASA PRODUCTIONS, INC.
237 Cedar Hill Street, Suite 4
Marlborough, Massachusetts 01752

FILED VIA EDGAR AS CORRESP

                                                                                                June 19, 2006

Mr. Gary Todd, Reviewing Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

                        Re: Bellacasa Productions, Inc.
                               Form 10-KSB for Fiscal Year Ended December 31, 2005
                               Filed March 31, 2006
                               File No. 000-40707

Dear Mr. Todd:

            Regarding your letter of May 10, 2006, in connection with the above captioned filing, please accept the following responses which have been keyed to your comments. Additionally, please note that we will be filing in the next several days Form 10-KSB/A, amending the previously filed Form 10-KSB to conform to your comments and our responses thereto.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Item 6 – Management's Discussion and Analysis or Plan of Operations

Liquidity and Capital Resources

1.  In light of the substantial doubt about your ability to continue as a going concern, please expand MD&A to more specifically describe your plan of operations for the next twelve months.  That disclosure should address, in reasonably specific detail, the amounts of planned expenditures with accompanying detail about how you intend to fund those expenditures.

            In our amended 10-KSB, we expanded MD&A to include the following: "During the next two years, we plan to expand enrollment in our clinical trial for dermatology, file for an Investigational Device Exemption and initiate a small clinical trial for stress urinary incontinence, and file for an Investigational Device Exemption for gastroesophageal reflux disease.  The cost to carry out these activities will be approximately $1,100,000 during the two-year period. Depending on when the activities commence in 2006, the approximate cost for the fiscal year ending December 31, 2006 will be $400,000. We plan to raise the necessary funds through investment banks and/or private investors. There can be no assurance, however, that we will be successful in raising the necessary capital."

Financial Statements, page F-1

2. We note that financial statements presented prior to the acquisition of Aquamer are those of Bellacasa Productions.  Additionally, we note that you have determined that the merger is a reverse acquisition with Aquamer as the accounting acquirer.  A reverse acquisition between a shell entity and a private operating company should be accounted for as a recapitalization of the private operating company.  Accordingly, the financial statements presented in post merger filings should be those of the accounting acquirer for all historical periods. Please revise to present historical financial statements of Aquamer for all periods presented in the filing.  As well, you should also revise MD&A to discuss the financial statements presented in the revised filing.

            In our amended Form 10-KSB, we have provided revised audited financial statements that present the historical financial statements of Aquamer for all periods presented in the revised filing. Also, the MD&A section has been changed in the amended filing to discuss the revised financial statements.

3. As a related mater, you should expand the statement of stockholders' equity to more fully conform with paragraph 11d to SFAS 7.  Under that guidance you should present statements of stockholders' equity for Aquamer for each period from inception.  The notes to financial statements should present appropriate descriptions of equity transactions, including discussion of the basis for assigning amounts to any non-cash transactions.

            Included in our revised audited financial statements is an expanded statement of stockholders' equity that conforms to paragraph 11d to SFAS 7 and under that guidance, we have presented Aquamer's statements of stockholders' equity for each period from inception. Additionally, the notes to the financial statements have been revised to present appropriate descriptions of equity transactions that include discussion of the basis for assigning amounts to non-cash transactions.

4. Please also note that the historical stockholders' equity of the accounting acquirer, Aquamer, prior to the merger should be retroactively restated for the equivalent number of shares received in the merger by Aquamer after giving effect to any difference in par value of the issuer's, Bellacasa, and the acquirer's, Aquamer, stock with an offset to paid-in capital.

            In our revised audited financial statements, we have retroactively restated the historical stockholders' equity of Aquamer for the equivalent number of shares received in the merger by Aquamer after giving effects to differences in par value.

Report of Independent Registered Public Accounting Firm, page F-2

5. Please have your auditor revise his opinion to indicate the city and State where issued in accordance with Rule 2-02(a) of Regulation S-X.

            Our auditor revised his opinion to include the city and State where the opinion was issued. His revised opinion is included in the Financial Statements section of our amended Form 10-KSB.

6. Cumulative data for annual periods from inception provided under SFAS 7 should be audited and should be covered by the audit report.  Please revise.

            Our auditor has covered by his audit report the cumulative data for annual periods from inception. His revised opinion is included in the Financial Statements section of our amended Form 10-KSB.

Balance Sheet, page F-3

7. Tell us why the pre-payments under the supply agreement should not be expensed as research and development.  Tell us how you considered the requirements of SFAS 2 and fully describe the basis for your position in GAAP.

            SFAS 2, Accounting for Research and Development Costs, generally requires that R&D be expensed as incurred and that each year's total R&D be disclosed in the financial statements. Materials used in R&D activities are expensed only as consumed if they have alternative future uses.

            We are not ready to receive the product, for which we have paid our supplier. The product has not been consumed by us, nor has it been received by us and, in fact, has not yet been manufactured by our supplier because of the potential for spoilage. We believe it is premature to consider the prepayment as an expense. Treatment as an expense would violate GAAP as it pertains to matching, in the proper period, expenses with revenue and/or benefits. We will make a decision as to the appropriate use of the product by our   company and at such time, we will instruct our supplier to manufacture the product for us and to deliver the product to a location that we specify. We may use the product in our R&D efforts; or as an alternative use, depending on the status of our regulatory approvals, we may use it as an ingredient in our finished product for resale; or, depending on price, we may re-sell it, in bulk, to other organizations for their research efforts or as ingredients for their products.

            Depending on our level of success in obtaining financing, we will make a determination as to timing of manufacture and delivery and also as to the particular use to be made of the product ingredients that we paid for in advance. As we make these decisions, we will disclose them in a timely manner in our filings.

Statements of Operations, page F-4

8. We see under Item 2 that you sublet office space without charge.  Please tell us whether you have accrued all costs of doing business for all periods, including rent expense and any other services, equipment, or property provided without charge.  If not, tell us why you believe charges for such matters are not necessary for fair presentation of your operating results.  In general, the financial statements should include all costs of doing business.  Refer to SAB Topic 1-B and advise.

            At the present time, we have the ability to use desk space when needed without charge. We believe the value of such space and any other services that may be available to us, without charge, is nominal and, since inception the total has also been nominal.  In future filings, beginning with the quarter ended June 30, 2006, we will include, even if nominal, the value of such services or other        benefits.

9. As noted above, the financial statements included in the filing should be those of Aquamer for all historical periods.  Since the merger is accounted for as a recapitalization of the accounting acquirer, earnings (loss) per share should be restated for the periods prior to the merger to reflect the number of equivalent shares issued in the reverse acquisition.  Please revise.

            In the revised financial statements that have been included in our amended Form 10-KSB, the loss per share has been restated for the periods prior to the merger to reflect the number of equivalent shares issued in the reverse acquisition.

Note 2 - Acquisition of Aquamer, page F-7

10. A reverse merger between a shell corporation and a private operating company accounted for as a recapitalization is not a business combination under SFAS 141.  As well, neither Aquamer nor Bellacasa would be businesses as defined in EITF 98-3.  According, it is not appropriate to present merger pro forma information in your filing.  Please revise to remove the pro forma information presented on page F-8.

            The pro forma information presented in Note 2 of our Form 10-KSB, which was filed on March 30, 2006, has not been included in our amended filing.

Note 10 - Stockholders' Equity, page F-15

Stock Issued for Services, page F-16

11. We note that on February 26, 2005 you issued 600,000 shares of common stock for services and that you assigned a fair value of $0.0375 per share.  Please revise to disclose and tell us how you determined the fair value of that common stock.  Please explain why your valuation is appropriate in GAAP.  Also, bridge that gap between the $.0375 assigned to those shares and the $.20 per share realized in cash transactions during May, June and September 2005; and, reconcile that valuation with the fair value assumed for stock option purposes from Note 11.

            On February 26, 2005, we determined that the fair per share value of the 600,000 shares of Bellacasa being issued was equivalent to the per share amount received by Aquamer upon its sale, in September and October 2004, of 920,000 shares of Aquamer restricted common stock, which were exchanged on a share-for-share basis for Bellacasa stock on January 26, 2006.

            The price for the shares that were issued in May and June 2005 and the option strike price were based upon arm's-length negotiations between the purchasers and the Company and the optionees and the Company.

            The Company considered a number of factors in establishing the offering price for the shares that were issued in September 2005. One major factor considered was   the last sale price, which was the price of the shares sold in May and June 2005.

            The above transactions were all executed at a time when there was no public market for the shares.

Warrants – Issued with Convertible Note and Issued for Services, page F-16

12. Please revise to disclose valuation model and significant assumptions used to determine the fair values of the warrants described in Note 10.

            In the financial statements that have been included in our amended Form 10-KSB, Note 10 has been revised to disclose the valuation model and significant assumptions used to determine the fair values of the warrants.

            We thank you for you assistance and we hope that we have adequately responded to your comments and concerns.

            In connection with your comments, Bellacasa Productions, Inc. acknowledges that: the Company is responsible for the adequacy and accuracy of disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                                    Very truly yours,

                                                                                    /s/ Edwin Reilly

                                                                                    Edwin A. Reilly

                                                                                    President